SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             ALLEGIANCE CORPORATION
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    017475104
                  ---------------------------------------------
                                 (CUSIP Number)

                                Robert D. Walter
                              Cardinal Health, Inc.
                               5555 Glendon Court
                               Dublin, Ohio 43016
                                 (614) 717-5000

                                 With a copy to:

                               David A. Katz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                              New York, N.Y. 10019
                                 (212) 403-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule13d-1(b)(3) or (4), check the following box:
/ /



                               Page 1 of 11 Pages

-----------------                                     --------------------------
CUSIP No.
017475104                              13D               Page 2 of 11 Pages
-----------------                                     --------------------------

------- ------------------------------------------------------------------------
  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
        Cardinal Health, Inc.
        31-0958666
------- ------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
  2                                                        (a)  /  /
                                                           (b)  /  /
------- ------------------------------------------------------------------------
  3     SEC Use Only
------- ------------------------------------------------------------------------
  4     Sources of Funds (See Instructions)
        WC
------- ------------------------------------------------------------------------
        Check Box if Disclosure of Legal Proceedings is Required Pursuant
  5     to Item 2(d) or 2(e)                                    /  /
------- ------------------------------------------------------------------------
  6     Citizenship or Place of Organization
        Ohio
------- ------------------------------------------------------------------------
                 7     Sole Voting Power
  Number of            0
               ------- ---------------------------------------------------------
   Shares        8     Shared Voting Power
Beneficially           0
               ------- ---------------------------------------------------------
  Owned By       9     Sole Dispositive Power
    Each               0
               ------- ---------------------------------------------------------
  Reporting      10    Shared Dispositive Power
 Person With           0
-------------- ------- ---------------------------------------------------------
     11        Aggregate Amount Beneficially Owned by Each Reporting Person
               22,284,538 of Common Stock
-------------- -----------------------------------------------------------------
               Check Box if the Aggregate Amount in Row (11) Excludes Certain
     12        Shares (See Instructions)                        /  /
-------------- -----------------------------------------------------------------
     13        Percent of Class Represented by Amount in Row (11)

               16.6%. Based upon 111,982,604 shares of Common Stock outstanding as of September 30, 1998, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1) and assuming, solely for purposes of such calculation, that the option to purchase such shares has been exercised.

-------------- -----------------------------------------------------------------
     14        Type of Reporting Person (See Instructions)
               HC, CO
-------------- -----------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

                  This Schedule 13D relates to the common stock, par value $1.00 per share ("Allegiance Common Stock"), of Allegiance Corporation, a Delaware corporation ("Allegiance"). The principal executive offices of Allegiance are located at 1430 Waukegan Road, McGaw Park, Illinois 60085.

ITEM 2. IDENTITY AND BACKGROUND.

                  This Schedule 13D is filed by Cardinal Health, Inc., an Ohio corporation ("Cardinal"). Cardinal is a national health care service provider, providing an array of value-added pharmaceutical distribution services to a broad base of customers nationwide. Through a number of wholly owned subsidiaries, Cardinal also provides a variety of pharmaceutical-related products and services. Cardinal's principal executive offices are located at 5555 Glendon Court, Dublin, Ohio 43016.

                  Each executive officer and each director of Cardinal is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director of Cardinal are set forth in Annex I to this Schedule 13D, which is incorporated herein by this reference.

                  During the last five years, to the best of Cardinal's knowledge, neither Cardinal nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Cardinal or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully set forth below in Item 4 "Purpose of Transaction," pursuant to an Agreement and Plan of Merger, dated as of October 8, 1998 (the "Merger Agreement"), by and among Cardinal, Boxes Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Cardinal ("Merger Corp."), and Allegiance, subject to the terms and conditions of the Merger Agreement, Merger Corp. will merge (the "Merger") with and into Allegiance with Allegiance as the surviving corporation (the "Surviving Corporation"). Allegiance will become a wholly-owned subsidiary of Cardinal, and each share of Allegiance Common Stock shall be converted into and represent a number of Cardinal common shares, without par value ("Cardinal Common Shares") equal to 0.4150 (the "Exchange Ratio"). Upon the completion of Cardinal's previously announced 3-for-2 stock split (the record date for which was October 9, 1998, and the payment date for which is October 30, 1998), the Exchange Ratio will be adjusted so that each share of Allegiance Common Stock shall be converted into and represent a number of Cardinal Common Shares equal to 0.6225 (the Exchange Ratio may also be adjusted to take into account future changes in the capitalization of the Cardinal Common Shares, as specified in the Merger Agreement). A copy of the Merger Agreement is filed as Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit. See Item 4.

                  In connection with the Merger Agreement, Cardinal and Allegiance have entered into a Stock Option Agreement, dated as of October 8, 1998 (the "Stock Option Agreement"), pursuant to which Allegiance has granted to Cardinal an option (the "Option") to purchase from Allegiance, under certain circumstances, up to 22,284,538 authorized and unissued shares of Allegiance Common Stock. The exercise price per share under the Option is the lower of (a) $38.46, and (b) the product of the Exchange Ratio times the average of the closing prices (or, if such securities should not trade on a given day, the average of the bid and ask prices therefor on such day) of the Cardinal Common Shares as reported on the NYSE Composite Tape during the five consecutive trading days ending on (and including) the trading day immediately prior to the day the option is exercised (such average being the "Cardinal Closing Price"). In the event that any additional shares of Allegiance Common Stock are issued after the date of the Stock Option Agreement (other than under certain circumstances set forth in the Stock Option Agreement), the number of shares of Allegiance Common Stock that may be purchased under the Option will be adjusted so that, after such issuance, it equals at least 19.9% of the number of shares of Allegiance Common Stock then issued and outstanding (without considering any shares subject to or issued pursuant to the Option).

                  As of the date hereof, the Option is not exercisable. The shares of Allegiance Common Stock subject to the Option would equal approximately 19.9% of the outstanding Allegiance Common Stock before giving effect to the exercise of the Option and approximately 16.6% of the outstanding Allegiance Common Stock after giving effect to the exercise of the Option. Under certain circumstances, Cardinal may require Allegiance to, or Allegiance may be permitted to, repurchase for cash the Option and any shares of Allegiance Common Stock acquired pursuant to the exercise of the Option.

                  The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $857,063,331.50, based on an exercise price of $38.46 per share. Since the exercise price per share of the Option is equal to the lower of $38.46 and the product of the Exchange Ratio and the Cardinal Closing Price, the aggregate funds required to exercise the Option in full may be lower (but not higher) than $857,063,331.50 depending on the Cardinal Closing Price. It is anticipated that, should the Option become exercisable and should Cardinal determine to exercise the Option, Cardinal would obtain the funds for the purchase from working capital and/or by borrowing from parties whose identity is not yet known.

                  A copy of the Stock Option Agreement is filed as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to such exhibit.

ITEM 4. PURPOSE OF TRANSACTION.

                  In   connection   with  the  execution  of  the  Stock  Option
Agreement, Cardinal, Merger Corp. and Allegiance entered into the Merger Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth therein, Merger Corp. will merge with and into Allegiance, with Allegiance as the Surviving Corporation of the Merger and a wholly-owned subsidiary of Cardinal. The Option was granted by Allegiance as a condition of and in consideration for Cardinal entering into the Merger Agreement. Consummation of the Merger is subject to certain conditions, including, among others, (i) the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Allegiance Common Stock in the manner required by applicable law; (ii) the approval by the holders of the majority of the outstanding Cardinal Common Shares of the issuance of the Cardinal Common Shares issuable in the Merger and the transactions contemplated by the Merger Agreement in the manner required by applicable law and the applicable rules of the New York Stock Exchange (the "NYSE"); (iii) the expiration or termination of all waiting periods applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976,
as amended, and the obtaining of any other approvals of governmental authorities; (iv) the absence of any applicable law, regulation, judgment, injunction order or decree prohibiting or enjoining the consummation of the Merger or the transactions contemplated by the Merger Agreement or limiting the ownership or operation by Cardinal, Allegiance or any of their respective subsidiaries of any material portion of their businesses or assets; (v) the absence of any pending action instituted by a governmental authority challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement; (vi) the effective registration of the Cardinal Common Shares to be issued in connection with the Merger under the Securities Act of 1933, as amended (and no stop order or similar registration order suspending the effectiveness of the registration statement shall be in effect and no proceedings for such purpose shall be pending or threatened); (vii) the approval for listing by the NYSE of the Cardinal Common Shares to be issued in connection with the Merger, subject to official notice of issuance; (viii) receipt by Cardinal of an accountant's letter confirming that the Merger will qualify as a pooling of interests transaction for financial reporting purposes; (ix) receipt by Allegiance of an opinion of counsel that, among other things, the Merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended; (x) Cardinal's being satisfied, in its sole discretion, that certain limitations contained in an Allegiance contract referenced in the Merger Agreement (the "Subject Contract") shall not apply to the business or operations of Cardinal, Cardinal's subsidiaries or the Surviving Corporation from and after the time the Merger is consummated; (xi) there shall have been no breach of the Stock Option Agreement; and (xii) satisfaction of certain other conditions.

                  The  Subject  Contract  referenced  in  clause  (x) above is a contract between Allegiance and a third party that was entered into when Allegiance terminated the relationship with the third party and discontinued the line of business it was in with the third party. The Subject Contract limits the ability of Allegiance and certain related parties to compete in these discontinued businesses, but only through a defined period ending on April 21, 1999 when the contract restriction expires in accordance with its terms. Allegiance is currently in compliance with the Subject Contract. The condition to closing set forth in clause (x) above leaves it to Cardinal to determine, in its sole discretion, whether certain limitations set forth in the Subject
Contract apply to the business or operations of Cardinal, Cardinal's subsidiaries or the Surviving Corporation from and after the effective time of the Merger (the "Effective Time"), and the condition may be satisfied or waived by Cardinal at any time.

                  Pursuant to the Merger Agreement, upon consummation of the Merger, (a) the officers of Allegiance will be the officers of the Surviving Corporation, (b) the directors of Merger Corp. will be the directors of the Surviving Corporation, (c) each share of Allegiance Common Stock will be converted into Cardinal Common Shares in accordance with the Exchange Ratio, with cash paid in lieu of receipt of fractional Cardinal Common Shares, and (d) at the Effective Time of the Merger, the Certificate of Incorporation and Bylaws of Allegiance, as the Surviving Corporation, will be amended to be identical (save for the name of the corporation) to those of Merger Corp. Upon consummation of the Merger, the Allegiance Common Stock will be delisted from the NYSE. In connection with the execution of the Merger Agreement, Allegiance amended its Rights Agreement, dated as of September 30, 1996, between Allegiance and First Chicago Trust Company of New York, to make it inapplicable to the Merger, the Stock Option Agreement or the transactions contemplated by the Merger Agreement or the Stock Option Agreement.

                  The Merger Agreement further provides that the Board of Directors of Cardinal will take all action necessary immediately following the Effective Time to elect Mr. Lester B. Knight, the Chairman and Chief Executive Officer of Allegiance, and two other individuals who were independent directors of Allegiance at the date of the Merger Agreement (such individuals to be selected by the chairman of Cardinal from among three proposed by the Board of Directors of Allegiance) as directors of Cardinal.

                  The Merger Agreement may be terminated under certain circumstances described in Article VII of the Merger Agreement, including if the Merger is not completed prior to May 15, 1999 (provided that the party desiring to terminate the Merger Agreement is not at fault for the Merger failing to have occurred on or before such date).

                  A copy of the Merger Agreement is filed as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by this reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to such exhibit.

                  Except as set forth herein, Cardinal does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Allegiance Common Stock or the disposition of shares of Allegiance Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Allegiance or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of Allegiance or any of its subsidiaries; (iv) any change in the present board of directors or management of Allegiance, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;
(v) any material change in the present capitalization or dividend policy of Allegiance; (vi) any other material change in Allegiance's business or corporate structure; (vii) any change in Allegiance's Certificate of Incorporation or Bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Allegiance by any person; (viii) causing a class of securities of Allegiance to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Allegiance becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

                  Although the Option does not allow Cardinal to purchase any shares of Allegiance Common Stock pursuant thereto unless and until the conditions to exercise the Option specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and Cardinal is entitled to purchase shares of Allegiance Common Stock pursuant to the Option, Cardinal would currently be entitled to purchase 22,284,538 shares of Allegiance Common Stock, or approximately 19.9% of the currently outstanding Allegiance Common Stock before giving effect to the exercise of the Option and 16.6% of the currently outstanding Allegiance Common Stock after giving effect to the exercise of the Option (based upon 111,982,604 shares of Allegiance Common Stock outstanding as of September 30, 1998, as represented by Allegiance in the Merger Agreement).

                  Cardinal does not have the right to acquire any shares of Allegiance Common Stock under the Option unless certain events specified in the Stock Option Agreement occur. Accordingly, Cardinal does not have sole or shared voting or dispositive power with respect to any shares of Allegiance Common Stock purchasable under the Option, and Cardinal disclaims beneficial ownership of Allegiance Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable Cardinal to exercise the Option and Cardinal exercised the Option, Cardinal would have sole voting power and sole dispositive power with respect to the shares of Allegiance Common Stock acquired pursuant to the Option.

                  A copy of the Stock Option Agreement is filed as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Stock Option Agreement is qualified in its entirety by reference to such exhibit.

                  As of the date hereof, Mr. Robert J. Zollars, an executive officer of Cardinal, beneficially owns 34,456 shares of Allegiance Common Stock, which shares represent less than 0.1% of the outstanding Allegiance Common Stock (based upon 111,982,604 shares of Allegiance Common Stock outstanding as of September 30, 1998, as represented by Allegiance in the Merger Agreement). Mr. Zollars has the sole power to vote and dispose of such shares. Except as set forth in this paragraph with respect to Mr. Zollars, to the best of Cardinal's knowledge, as of the date hereof, no executive officer or director of Cardinal beneficially owns any shares of Allegiance Common Stock, nor (except for the issuance of the Option) have any transactions in Allegiance Common Stock been effected during the past sixty days by Cardinal or, to the best knowledge of Cardinal, by any executive officer or director of Cardinal. In addition, no other person is known by Cardinal to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Mr. Knight and Mr. Joseph F. Damico, the President and Chief Operating Officer of Allegiance, have each entered into an agreement (each a "Voting/Support Agreement") with Cardinal pursuant to which, among other matters, each of them has agreed (i) to vote all of the shares of Allegiance Common Stock beneficially owned by him or over which he has voting power or control to approve the Merger and the Merger Agreement, and (ii) not to vote such shares in favor of any other recapitalization, merger, consolidation or other business combination involving Allegiance or any acquisition of any capital stock from Allegiance (other than upon exercise of stock options which are outstanding as of the date of the agreement) or 30% or more of the assets of Allegiance and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions, or any acquisition by Allegiance of any material assets or capital stock of any other person, or any combination of the foregoing. Mr. Knight is estimated to have voting power over approximately 1.5%, and Mr. Damico is estimated to have voting power over approximately 1.0%, of the outstanding shares of Allegiance Common Stock, based upon 111,982,604 shares of Allegiance Common Stock outstanding as of September 30, 1998, as represented by Allegiance in the Merger Agreement.

                   Copies of the Support/Voting Agreements, each dated October 8, 1998, executed by Messrs. Knight and Damico, respectively, are filed as Exhibits 3.1 and 3.2, respectively, to this Schedule 13D and are incorporated herein by this reference. The foregoing description of the Support/Voting Agreements is qualified in its entirety by reference to such exhibits. A copy of the Merger Agreement is filed as Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference. See Item 4. A copy of the Stock Option Agreement is filed as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. See Items 3 and 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1   --   Agreement and Plan of Merger, dated as of October 8, 1998, by and among Cardinal Health, Inc., Boxes Merger Corp. and
                   Allegiance Corporation.

Exhibit 2.2   --   Stock Option Agreement, dated as of October 8, 1998, by and between Cardinal Health, Inc. and Allegiance Corporation.

Exhibit 3.1   --   Voting/Support Agreement, dated as of October 8, 1998, by and between Cardinal Health, Inc. and Lester B. Knight

Exhibit 3.2   --   Voting/Support Agreement, dated as of October 8, 1998, by and between Cardinal Health, Inc. and Joseph F. Damico

                                     ANNEX I

            DIRECTORS AND EXECUTIVE OFFICERS OF CARDINAL HEALTH, INC.

                  Set forth below are the name and present principal occupation of each director and executive officer of Cardinal Health, Inc. as of October 16, 1998. The business address of each such director and executive officer is c/o Cardinal Health, Inc., 5555 Glendon Court, Dublin, Ohio 43016.

DIRECTOR                                         PRINCIPAL OCCUPATION
--------                                         --------------------

Aleksander Erdeljan             Former Chairman, R.P. Scherer Corporation,  a
                                subsidiary of Cardinal Health, Inc. and a developer and manufacturer of drug delivery systems.


John F. Finn                    Chairman and Chief Executive Officer of Gardner,
                                Inc., an outdoor power equipment distributor.


Robert L. Gerbig                Chairman and Chief Executive Officer of  Gerbig,
                                Snell/Weisheimer & Associates, Inc., an advertising agency.

John F. Havens                  Retired Chairman and  Director  Emeritus of Banc
                                One Corporation, a bank holding company.

Regina E. Herzlinger            Professor,  Harvard  University  Graduate School
                                of Business Administration.


John C. Kane                    President  and  Chief  Operating   Officer  of
                                Cardinal Health, Inc.

J. Michael Losh                 Executive  Vice  President  and  Chief Financial
                                Officer  of  General   Motors   Corporation,   a
                                manufacturer of automobiles.

George R. Manser                Chairman  of Uniglobe  Travel (Capital  Cities)
                                Inc.  and  Director  of  Corporate   Finance  of
                                Uniglobe Travel (U.S.A.) LLC, travel planning services companies.

John B.  McCoy                  Chairman and Chief Executive Officer of Banc One
                                Corporation, a bank holding company.

Jerry E. Robertson              Retired  Executive  Vice  President of the  Life
                                Sciences   Sector  and  Corporate   Services  of
                                Minnesota Mining & Manufacturing Company, a manufacturer of industrial, commercial, health care and consumer products.

L. Jack Van Fossen              Retired  President  and Chief  Executive Officer
                                of Red Roof Inns, Inc., a lodging company.

Robert D. Walter                Chairman  and  Chief   Executive   Officer  of
                                Cardinal Health, Inc.

Melburn G. Whitmire             Vice Chairman of Cardinal Health, Inc.

EXECUTIVE OFFICERS (OTHER THAN EXECUTIVE                    PRINCIPAL OCCUPATION
OFFICERS WHO ARE ALSO DIRECTORS):                           --------------------
---------------------------------

David A. Abrahamson             Executive Vice President; President - Medicine
                                Shoppe.

George H. Bennett, Jr.          Executive Vice President, General Counsel and
                                Secretary.

George L. Fotiades              Executive Vice President; Group President - R.P.
                                Scherer Corporation.

James F. Millar                 Executive  Vice  President;  Group  President -
                                Cardinal Distribution.

Richard J. Miller               Vice  President,  Controller  and  Principal
                                Accounting   Officer;   Acting  Chief  Financial
                                Officer.

Carl A. Spalding                Executive Vice  President;  Group President -
                                Healthcare Product Services.

Robert J. Zollars               Executive  Vice  President;  Group  President -
                                Pharmacy Automation & Management.

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  October 16, 1998



                                      CARDINAL HEALTH, INC.


                                      By:   /s/ George H. Bennett, Jr.
                                         ---------------------------------------
                                            George H. Bennett, Jr.
                                            Executive Vice President, General
                                            Counsel and Secretary